United States securities and exchange commission logo





                              March 22, 2023

       Andrew Lane
       Chairman, CEO
       Universal Systems, Inc.
       30 N. Gould Street, Suite N
       Sheridan, WY 82801

                                                        Re: Universal Systems,
Inc.
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed March 13,
2023
                                                            File No. 024-11969

       Dear Andrew Lane:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 5 to Offering Statement on Form 1-A/A filed March 13, 2023

       Exhibits

   1. We note your response to our oral comment issued March 9, 2023 and reissue. Please have counsel revise the
legal opinion to opine on both the shares and the units, rather than just the shares. Refer
to Section II.B.1.h of Staff Legal Bulletin No. 19.
               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Andrew Lane
Universal Systems, Inc.
March 22, 2023
Page 2




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameAndrew Lane
                                                          Division of
Corporation Finance
Comapany NameUniversal Systems, Inc.
                                                          Office of Trade &
Services
March 22, 2023 Page 2
cc:       Steve Mills
FirstName LastName